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                                                             EXHIBIT 99(A)(3)


  Peter Farwell         George Sard/Ana Cordasco           Connie McCluskey
Harcourt General          Sard Verbinnen & Co.         National Education Corp.
 (617) 232-8200              (212) 687-8080                 (714) 474-9483


                                                         FOR IMMEDIATE RELEASE


             HARCOURT GENERAL SIGNS DEFINITIVE AGREEMENT TO ACQUIRE NATIONAL EDUCATION CORPORATION FOR $21.00 PER SHARE IN CASH


          CHESTNUT HILL, MA, and IRVINE, CA, May 13, 1997 -- Harcourt General, Inc. (NYSE: H) and National Education Corporation (NYSE: NEC) today announced a definitive merger agreement for Harcourt General to acquire NEC for $21.00 per share in cash. Both Boards of Directors have approved the transaction, valued at approximately $800 million.

          "We are delighted to be moving ahead on a friendly basis on this outstanding strategic combination," said Richard A. Smith, Chairman and Chief Executive Officer of Harcourt General. "NEC's diverse mix of educational products and services and distribution channels fit extremely well with our existing publishing businesses and will help accelerate our long-term growth in the dynamic market for broad-based educational services."

          "We believe this transaction is in the best interests of NEC shareholders," said Sam Yau, President and Chief Executive Officer of NEC. "In addition, we believe that our customers and employees will benefit from Harcourt General's investment and commitment to being a major player in educational services."

          Sylvan Learning Systems, Inc. (NASDAQ: SLVN) has agreed to terminate its previous merger agreement with NEC and will receive a payment of $30 million pursuant to that agreement.

          Harcourt General's pending tender offer, which is not subject to financing, is being amended to increase the offer to $21.00 per NEC share and to extend the expiration date to 12:00 midnight on May 27, 1997.

          The Company also announced that the Hart-Scott-Rodino antitrust waiting period for the tender offer has expired. Consummation of the merger is subject to customary terms and conditions.

          Harcourt General, Inc. is a growth oriented operating company with core businesses in publishing and specialty retailing. Its revenues in fiscal 1996 were $3.29 billion.

          National Education Corporation had revenues of $288.8 million in 1996. Its operations include ICS Learning Systems, the largest provider of distance education in vocational, academic and professional studies; National Education Training Group (NETG), the leader in Information Technology interactive media-based learning products; and 83% ownership of Steck-Vaughn Publishing Corporation, one of the largest publishers of supplemental education materials.


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